Exhibit 4.10.5

Strictly Confidential	Personal

STRICTLY PERSONAL

Mr N W A FitzGerald KBE 56 Cathcart Road London SW10 9JQ	2 March 2004

Appointment as Chairman

I am pleased to advise you that on the recommendation of the Nominations Committee the Board of Reuters Group PLC would like to appoint you as Chairman, such appointment to take effect on 1 October 2004. I am writing to set out the terms of your appointment. It is agreed that this is a contract for services and is not an employment contract.

Appointment

Your appointment will be for an initial term of three years, unless terminated earlier by and at the discretion of either party upon six month’s written notice. Continuation of your appointment is contingent on satisfactory performance and re-election at AGMs as necessary. We would expect your appointment to be renewed for a further three years after the initial term, and the Board may invite you to serve an additional period thereafter.

Time commitment

Overall we anticipate a time commitment of, on average, two days per week. This will include preparation for, and attendance at, eight board meetings (most with dinners on the eve of the meeting), the AGM, a board away day, a board effectiveness review process and site visits, each year. In the event of emergencies or crises, you will be expected to make yourself available, for no additional fee, to the extent necessary.

By accepting this appointment you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Senior Independent Non executive Director should be sought before accepting additional commitments that might impact materially on the time you are able to devote to your role as Chairman.

Role

The role of the Chairman was considered by the Board at its September 2003 meeting. A copy of the paper presented to and accepted by the Board describing the role of the Chairman and that of the Chief Executive is attached.

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Fees, expenses and provision of services

You will be paid a fee of £500,000 gross per annum which will be paid monthly in arrears. This fee will not be reviewed by the Board until 1 October 2007 and thereafter it will be subject to annual review.

You are encouraged to build and maintain a shareholding in Reuters at a level appropriate for a chairman on terms such as yours.

Reuters will reimburse you for all reasonable expenses incurred in performing your duties, including first class travel for yourself and for your spouse when it is necessary for her to assist you in your duties.

You will be entitled to use a chauffeured car whilst on Reuters business.

You will be provided with an office at Reuters headquarters.

Reuters will provide you with a full-time personal assistant.

Reuters will meet the cost of your membership of the following international organisations: the World Economic Forum, the Conference Board and the Business Council. Reuters will also meet the cost of your membership of such other organisations as may be necessary or desirable to promote Reuters and its business as agreed between you and the Senior Independent Non-executive Director.

You will be provided with Reuters products of your choice to enable you to perform your role.

We will make arrangements for you to be inducted into Reuters including arranging a tour of Reuters principal offices around the world.

No pension arrangements will be made for you by Reuters.

Outside interests

It is acknowledged that you have business interests other than those of the company. You confirm that you are not aware of any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Senior Independent Non executive Director and the Company Secretary as soon as apparent.

Your attention is drawn to the Reuters Trust Principles, with which you are familiar. These include the principle that Reuters will be unbiased. You need to be aware of the risk that your personal views, as a figurehead of the company, may be interpreted as being the company’s position. Particular care is recommended to avoid such misconceptions arising.

The Board has determined you to be independent according to provision A.3.1. of the Combined Code.

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Confidentiality

During and after your appointment you will at all times keep confidential all private information about the company and other group companies. You will not use such information for your own benefit or for the benefit of any business not within the group. You will keep such information confidential to yourself, to other members of the Board and to anybody who needs such information in order properly to discharge his duties to the company or any group company.

These restrictions will not apply to any disclosure or use authorised by the Board, as required in the ordinary performance of your duties or required by law or by the requirements of any regulatory or other authority to which the company or any other group company or yourself is subject, nor will they apply to information which is already in the public domain.

Indemnity and insurance

You will have the benefit of a complete indemnity for all and any liabilities incurred by you (including all legal expenses reasonably incurred by you) in your capacity as an officer and director of the company to the fullest extent provided in the constitutional documents of the company for all acts or omissions on your part whilst acting as a director or officer of the company.

You will have the benefit of the insurance policies which are maintained by the company in respect of liabilities incurred by group company directors and officers in their capacity as such.

Independent advice

You are entitled to take independent professional advice, at the company’s expense, where such advice is reasonably required for the furtherance of your duties as Chairman or as a director of the company. Before seeking advice you must obtain the written consent of at least one non-executive director and send a copy of such consent to the Company Secretary.

Would you please signify your acceptance and your agreement to the terms of the appointment by signing and returning to me the enclosed copy of this letter.

/s/ Chris Hogg

I agree to the appointment on the terms set out in this letter.

/s/ Niall FitzGerald	Date: 2 March 2004
Niall FitzGerald

Strictly Confidential	Personal

BOARD AND EXECUTIVE/GMC: DIVISION OF RESPONSIBILITY AND ROLES
(approved by the Board in September 2003)

1.      Role of the Board

1.1	The role of the Board is to provide leadership of Reuters Group PLC (the Company) within a framework of prudent and effective controls which enables risk to be assessed and managed. It is collectively responsible for the success of the Company.

1.2	The Board discharges its duty by:
(i)	taking actions collectively as the Board; and
(ii)	delegating authority to committees (Audit, Remuneration and Nominations committees) and to the executive (see below).

1.3	For more detail on the delegated duties and responsibilities of the Audit, Remuneration and Nominations committees, see their respective Terms of Reference.

2.	Duties of the Board:

2.1	The Board is responsible for the following:

(i)	setting the strategic direction of the Company;
(ii)	ensuring that there are processes and controls for assessing and managing risk;
(iii)	upholding the Reuters Trust Principles in accordance with the Company’s articles of association and setting the primary values and standards of the Company;
(iv)	monitoring the Company’s performance, scrutinising the performance of management in meeting agreed goals and objectives and monitoring the reporting of performance;
(v)	ensuring the executive properly manage the financial and human resources necessary to effect fulfilment of the strategic direction;
(vi)	ensuring obligations to shareholders and others are understood and met;
(vii)	determining appropriate levels of remuneration for executive directors and managing Board appointments, removal and succession planning using a rigorous and transparent procedure for the appointment of new directors;
(viii)	evaluating its own performance and that of its delegated committees and directors.

2.2	The Board operates under the leadership of the Chairman. The Chairman is assisted by the Company Secretary. The Chairman is primarily responsible for:

(i)	leadership of the Board, ensuring effectiveness in its role and agenda setting;
(ii)	provision of accurate, clear and timely information to directors;
(iii)	facilitating the effective contribution by non-executive directors and relationships between executive and non-executive directors;

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(iv)	ensuring a properly constructed induction programme is provided for new directors;
(v)	taking the lead in identifying and meeting the developmental needs of individual directors and of the Board as a whole with a view to enhancing its overall effectiveness as a team;
(vi)	taking the lead in the Board’s evaluation of the Chief Executive’s performance and in selecting a successor to the Chief Executive;
(vii)	implementation of the changes as a result of board and director performance evaluations; and
(viii)	ensuring effective communication with shareholders.

3.	Delegation of management

3.1	Subject to matters that are reserved to it, the Board delegates day to day management of the Group to the Chief Executive who has established the Group Management Committee (GMC) as the executive management committee for the Group.

3.2	The Board and the Group Management Committee, linked by the presence on both of the executive directors, have a complementary relationship, in that they seek to support each other in striving to increase the Group’s success. The Board has a constructive role as an objective “check and balance” mechanism for the Chief Executive and the GMC.

3.3	The Chief Executive, with the assistance of the GMC, is responsible for:

(i)	making recommendations to the Board on strategy and financial goals and implementing the strategic and financial goals set by the Board;
(ii)	approving transactions and expenditure within certain limits as set out in the GMC terms of reference;
(iii)	agreement of arrangements with third parties within agreed limits;
(iv)	monitoring operating and financial performance;
(v)	reviewing business risk;
(vi)	ensuring appropriate internal controls are in place and leading employees, by example, in attitudes towards entrepreneurialism, risk, control and ethical business practise;
(vii)	upholding the Reuters Trust Principles;
(viii)	organisation of the group, including HR strategy and policies, recruitment and performance management;
(ix)	providing a means for timely and accurate disclosure of information, including an escalation route for issues.

3.4	The GMC is chaired by the Chief Executive. The Chief Executive is responsible for the effective management of the company’s operations and is the senior executive to whom all the other executive managers report. The Chief Executive has the duties imposed on a director by law and is accountable to the Board and the shareholders for the way that the company is run and its performance.

3.5	In particular, the Chief Executive is responsible for:

(i)	close liaison with the Chairman, ensuring the Chairman is able to fulfil his responsibility for ensuring the provision of accurate, clear and timely information to directors;

Strictly Confidential	Personal

(ii)	leadership and development of the Group’s management and employees, including setting the cultural tone of the Group;
(iii)	leading the development of strategy (for recommendation to the Board), both in terms of long term strategic vision and nearer term strategy and tactics;
(iv)	leading operations, the development of effective organisation structure, operating models and business practices;
(v)	supporting the Finance Director in ensuring effective financial management and internal controls exist throughout the Group;
(vi)	leadership of the GMC, ensuring effectiveness in its role and agenda setting, including management of meetings and ensuring accurate, clear and timely information is provided to GMC members;
(vii)	on-going day to day contact and dialogue (in conjunction with the Finance Director and others) with major shareholders, customers, suppliers, employee representatives and others;
(viii)	implementation of training, performance reviews and succession planning recommendations for senior managers; and
(ix)	implementation of changes as a result of the above.

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